CIK: 0001767862

CCC: xxxxxxxx

Annual Report Financial Information

Total assets (2023)
$
28,334
Total assets (2022)
$
$38,080
Cash equivalents (2023)
$
3912
Cash equivalents (2022)
$
12,955
Accounts received (2023)
$
0
Accounts received (2022)
$
703
Short term debt (2023)
$
10,948
Short term debt (2022)
$
7,588
Long term debt (2023)
$
76,417
Long term debt (2022)
$
72,033
Revenue (2023)
$
2062
Revenue (2022)

$
73,622.45
Cogs (2023)
$
3433
Cogs (2022)
$
24,102
Taxes paid (2023)
$
167
Taxes paid (2022)
$
3271
Net income (2023)
$
-50,633
Net income (2022)
$
-113,039

- 2023 Financials Statements: attached here

Legal Company Information

Issuer Legal Name
Trella Technologies Inc
Incorporation Type (C-Corporation, LLC)
Corporation
State of Incorporation
MA
Date of Incorporation (Format 01-01-2021)
11-03-2016
Address 1 (i.e. 123 State St.)
991 Providence Hwy
Address 2 (i.e. Apt #4 or Suite 200)
#1098
Current Number of Employees
1
City
Norwood
State
MA

Zip
02062
Website
https://trella.io/
Phone
508.348.9862

Description of Business

Trella provides technical and innovative solutions to make indoor and urban farming a sustainable, long-lasting industry. The agriculture industry is changing, and we believe that urban and indoor farming are the future. Trella creates solutions to problems unique to indoor farming in responsible, energy-efficient ways that bolster the global farming community. The first step on that journey is to change the landscape of indoor farming by diversifying what can be grown in that environment. That's why we've developed the world's first automated plant training system (TrellaGro LST™) to grow tall plants in small spaces. The device also comes equipped with various sensors to monitor environmental conditions vs. plant growth rate. The unit can be controlled and monitored remotely via the TrellaGro LST app. Through the use of machine learning algorithms, the data can be refined and returned to the user for their benefit, as well as our strategic partners and the global research community.

Trella also provides educational and consultative services to the agricultural community. For more information please visit www.trella.io.

Previous Offerings

Date	Security	Amount
06/2022	Loan	$10,000
02/2022	Loan	$27,580
01/2022	Priced Round	$50,000
12/2021	Other	$44,616
08/2021	Loan	$12,500
06/2021	Loan	$3,999
02/2021	Convertible Note	$325,060
08/2020	Loan	$3,499

Risk Factors

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the convertible notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any convertible notes purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the agricultural technology space. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Convertible Notes in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational TrellaGro LST or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype. Delays or cost overruns in the development and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Convertible Notes that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Trella Technologies LLC was formed in November 2016, but did not commence public marketing until April 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Trella Technologies, LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that TrellaGro LST is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

We believe one of the most valuable components of the Company is our intellectual property portfolio. To protect our intellectual property, we partnered with Hamilton Brook Smith Reynolds, one of the top Intellectual Property law firms both nationally and regionally. With their support, we completed a thorough prior-art search before filing our patent application. However, due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Risks relating to the U.S. federal laws affecting the legal cannabis industry

Risks relating to the U.S. federal laws affecting the legal cannabis industry

Certain activities involving marijuana remain illegal under US federal laws. Such activities include but are not limited to: (i) distribution of marijuana to minors, (ii) transporting marijuana across state lines, (iii) driving under the influence of marijuana and other adverse public health consequences, (iv) growing marijuana on public lands, (v) growing marijuana in a manner not consistent with state and local jurisdiction, (vi) marijuana possession or use on federal property, and (vii) other criminal activity or violence associated with the sale of marijuana. To the extent Trella Technologies, Inc may not prevent certain of its users from using TrellaGro LST in violation of U.S. federal law, it may subject the Company and/or Trella Technologies, Inc to civil and/or criminal liability, which could result in the utility, liquidity, being adversely affected.

Enforcement Of Federal Laws Criminalizing Cannabis

Cannabis is currently categorized as a Schedule I controlled substance by the DEA and the U.S. Department of Justice, and consequently is illegal to grow, possess and consume under federal law. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its use remains a violation of federal law. The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, federal law criminalizing the use of cannabis preempts state laws that legalize its use for medicinal or adult-retail purposes. Strict enforcement of federal law regarding cannabis would likely result in Trella Technologies's inability to proceed with its business plan. The previous Obama administration had effectively stated that it is not an efficient use of resources to direct federal law enforcement agencies to prosecute those lawfully operating under state designated laws allowing the use and distribution of medical cannabis. In furtherance thereof, on August 29, 2013, the Department of Justice provided guidance to all U.S. federal prosecutors with respect to the enforcement of laws regarding cannabis via the publication of a memorandum authored by former US Attorney General James M. Cole (the "Cole Memo"). The Cole Memo stated that enforcement should be focused on eight priorities, which is to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence of use of firearms in cannabis growth and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property. On January 4, 2018, the U.S. Attorney General Jeff Sessions rescinded the Cole Memo and restored the "rule of law." Such rescission essentially shifts federal policy from the hands-off approach adopted under the Obama administration to allowing federal prosecutors across the U.S. to decide individually how to prosecute the pot possession, distribution and cultivation of the drug in states where it is legal. Trella Technologies is primarily a tech company and does not, at any point, possess, transfer, or sell any federally controlled substances. However, while Trella Technologies does not believe its activities involve those enumerated in the Cole Memo, in light of the rescission of the memo by the current Attorney General, federal prosecutors will now have significant discretion on their interpretation of these priorities, and no assurances can be given that federal prosecutors will agree with Trella Technologies' position. Trella Technologies therefore cannot provide assurance that its actions are in full compliance with the Cole Memo or any other state or federal laws or regulations. In addition, there is no guarantee that the current administration will not further change its policy regarding the strict enforcement of federal laws or the eight listed priorities. Additionally, any new administration that follows could change this policy and decide to enforce the federal laws even stronger. Any such change in the federal government's enforcement of current federal laws could cause significant financial damage to Trella Technologies. Some of Trella Technologies's business activities and the business activities of some of its users, while believed to be compliant with applicable state law, are illegal under federal law because they violate the Federal Controlled Substances Act. If Trella Technologies or its users are closed by law enforcement authorities, it will materially and adversely affect Trella Technologies' business. As of January, 2019, 33 states plus the District of Columbia, and the territories of Guam, Puerto Rico, the Northern Mariana Islands, and the U.S. Virgin Islands have passed laws allowing some degree of medical use of cannabis, while ten of those states and the District of Columbia have also legalized the adult-use of cannabis. Additionally, the 2018 Hemp Farm Bill legalized the use of non-psychoactive cannabis for all US states and territories, creating a legal market for CBD products throughout the US. However, under U.S. federal law, and more specifically the Federal Controlled Substances Act, the possession, use, cultivation, marketing and transfer of psychoactive cannabis is illegal. To the extent that Trella Technologies's cultivation customers are closed, it will negatively affect Trella Technologies's operations and revenue, and to the extent that it prevents or discourages other similar businesses from entering the cannabis industry, Trella Technologies's potential user base would contract, leading to a material negative affect on Trella Technologies's business and operations.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our noteholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our noteholders and will have no such right.

Operating Results – 2023 Compared to 2022

Historical Results of Operations

Revenues & Gross Margin. For the period ended December 31, 2023, the Company had revenues of $2,061.85 compared to $73,622.45 in the year ended December 31, 2022.

Assets. As of December 31, 2022, the Company had total assets of $39,759.10, including $12,955 in cash. As of December 31, 2023, the Company had total assets of $29,245, including $3,912 in cash.

Net Loss. The Company had a net loss of $50,633 in 2023, compared to a net loss of $113,039 in 2021.

Liabilities. The Company's liabilities increased slightly from $79,621 in 2022 to $87,365 in 2023.

Liquidity & Capital Resources

To date, Trella Technologies has transitioned from a mixed financing strategy to a model primarily supported by our Co-Founder & CEO, Aja Atwood. In 2023, 100% of our capital was provided by Aja, signaling commitment and strategic pivot towards sustained internal funding. This shift is reflected in our efforts to streamline operations and focus on financial sustainability without relying heavily on external funding sources.

Throughout 2023, we have maintained a focus on managing our expenses, totaling $49,262 for the year. This equates to a monthly burn rate of approximately $4,105.58. Our financial strategy included the successful payoff of our obligations under two major business loans—Reliant Funding and PayPal—which has significantly reduced our short-term liabilities. However, we continued to utilize a $10,000 credit facility provided by VXP for engineering services, drawing $4,384 by year-end.

Despite these expenditures, our overarching goal has been to reduce overall liabilities and refine our operational efficiency. This approach allows us to explore and test various marketing strategies and business models. We're excited to share more during our 2024 Investor Town Hall..

Runway & Short/Mid Term Expenses

In 2023, our financial focus shifted towards reducing expenses to maintain flexibility as we explore innovative revenue streams. Notably, our revenue for the year included earnings from consulting services. Product sales were not recorded on our financial statements due to the accrual basis of accounting, with product sales occurring late in December.

Trella Technologies continues to value the contributions of our investors and the strategic guidance provided by our management. As we adapt to the changing economic landscape and refine our business model, we remain committed to leveraging our internal resources to sustain growth and ensure long-term profitability.

Debt

Issued   02/08/2022
Lender   Reliant Funding
Outstanding $0 (as of 5/30/23)
Maturity   5/11/2023

Issued   09/16/2022
Lender   PayPal
Outstanding $0 (as of 10/1/2023)
Maturity   09/2023

Issued   1/23/23
Lender   VXP
Outstanding $4,384 (as of 12/31/2023)
Maturity   NA

Issued   08/01/2023
Lender   American Express - Credit Card
Outstanding $7,930 (as of 12/31/2023)
Maturity   NA

Directors and Officers

The Board of Directors

- Andres Chamorro III, VP of Engineering , @Self-employed Joined 2016
- Aja Atwood, President, Treasurer, Secretary and CEO @ Trella Technologies Joined 2016
- Abdo Riani   Sales & Marketing Strategist @ Self-employed Joined   2021
- Beth Waterfall Benefits Director @ Self-employed Joined   2021
- Shaleen Title Strategist & Activist @ Self-employed Joined   2022

Principal Securities Holders

Title of class: Class A Units

Member Name: Aja Nicole Atwood

Amount and nature of Beneficial ownership: 730,000

Percent of class: 73.0

Title of class: Class A Units

Member Name: Andres Chamorro III

Amount and nature of Beneficial ownership: 270,000

Percent of class: 27.0

Related Party Transactions

In 2022, Trella Technologies, Inc. engaged VXP, a company owned by Abdo Riani, a member of our board of directors, to provide engineering and marketing services. As part of this engagement, a credit limit of $10,000 was issued to VXP to cover the costs of the work performed. The transaction was approved by the CEO, President and Treasurer of the Company in accordance with the company's bylaws. We believe that the terms of this transaction were comparable to those that could have been obtained from unrelated third parties.

Our Company Securities

The company has authorized Class B Units, Class A Units, and Convertible Promissory Notes - Series 2022 - CF.

Class B Units

The amount of security authorized is 1,000,000 with a total of 142,546 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Class A Units

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

Each Class A Member shall be entitled to vote his, her or its Class A Units with respect to any action required or permitted to be taken by the Members under this Agreement. All such actions that require the vote, consent or approval of the Members shall require the affirmative vote, consent or approval of a majority vote of the Members holding Class A Units, unless the question or matter is one upon which, by express provision of applicable law or of the Articles of Organization or this Agreement, a different vote is required, and in which case, such express provision shall govern and control the decision of such question or matter.

Terms of the Convertible Promissory Notes - Series 2022 - CF are outlined below:

THE OFFERING

Convertible note with $30,000,000.00 valuation cap; 15.000% discount; 10.0% interest.

Type of Security: Convertible Promissory Notes ("Notes").
Amount to be Offered: The goal of the raise is $50,000.00
Valuation Cap: $30,000,000.00
Discount Rate: 85%
Maturity Date: 24 months from the Effective Date.

Interest Rate: 10.0%. Interest shall commence with the date of the convertible note and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after the Maturity Date.

Early-Bird: Investors investing in the first $250,000.00, will receive a valuation cap of $30,000,000.00 and a discount of 18.000%.

Conversion and Repayment

(a) Conversion Upon Qualified Financing
Conversion upon a Qualified Financing. In the event that the Company issues and sells its equity securities to investors (the "Investors") while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $2,500,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g.,

Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.85, and (ii) the quotient resulting from dividing $30000000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

(b) Conversion upon a Change of Control.

In the event of a Change of Control or Initial Public Offering prior to the time when a Note may be converted (as provided herein), all outstanding principal and unpaid accrued interest due on such Note shall be automatically converted into Common Stock at a price per share equal to the fair market value of the Common Stock at time of such conversion as determined by the Company's Board of Directors, immediately prior to the closing of the Change of Control or Initial Public Offering. "Change of Control" shall mean a sale, conveyance or other disposition of all or substantially all of the property or business of the Company (other than to a wholly-owned subsidiary of the Company), or a merger or consolidation with or into any other corporation or other business transaction or series of transactions as a result of which stockholders of the Company immediately prior to the transaction would hold less than a majority of the voting interests of the Company (or successor or parent company thereof) after the transaction; provided that a Change of Control shall not include any transaction or series of related transactions principally for bona fide equity financing purposes (including, but not limited to, the Next Equity Financing) in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof occurs.

(c) Procedure for Conversion. Procedure for Conversion.
In connection with any conversion of this Note into capital stock, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the Investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

(d) Interest Accrual. If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.

Senior Indebtedness

The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.